UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)     ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q    ☐ Form 10-D
    ☐ Form N-SAR  ☐ Form N-CSR

  For Period Ended: June 30, 2006
  [   ]  Transition Report on Form 10-K
  [   ]  Transition Report on Form 20-F
  [   ]  Transition Report on Form 11-K
  [   ]  Transition Report on Form 10-Q
  [   ]  Transition Report on Form N-SAR
  For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Smart Online, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

2530 Meridian Parkway

Address of Principal Executive Office (Street and Number)

Durham, North Carolina 27713

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In April, 2006, the Audit Committee of the Board of Directors of Smart Online, Inc. (the “Company”) engaged Sherb & Co., LLP (“Sherb”) as the Company's new independent accountant to be the principal accountant to audit its financial statements as detailed in its Current Report on Form 8-K filed on April 3, 2006. On July 7, 2006, the Board of Directors of the Company received the final findings from independent outside legal counsel on the results of an internal investigation undertaken by the Company’s Audit Committee. Because of change in the Company’s independent accountant and the demands of the internal investigation, the Company was delayed in filing its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the three months ended March 31, 2006 (the “First Quarter Form 10-Q”). On July 11, 2006, the Company filed its Form 10-K, and on August 2, 2006, the Company filed its First Quarter Form 10-Q. Because of the Company’s efforts in completing and filing its Form 10-K and First Quarter Form 10-Q and the demands of the internal investigation, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (the “Second Quarter Form 10-Q”). Although the Company will make every effort to file its Second Quarter Form 10-Q by the August 21, 2006 extension deadline afforded under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, there can be no assurance that the Company will be able to file by this deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Nicholas Sinigaglia (919) 765-5000
(Name)        (Area Code)  (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
☒Yes ☐No

The Company completed two acquisitions in the fourth quarter of 2005. The results of operations of these two subsidiaries will be reflected in the three months and six months ended June 30, 2006. This will result in a significant difference from the results of operations for the three months and six months ended June 30, 2005 since the results of operations relating to those periods do not reflect any subsidiary activity. The Company expects to report revenue for the three months ended June 30, 2006 of approximately $1,300,000 as compared to $406,000 for the three months ended June 30, 2005. This increase in revenue is entirely attributable to the revenue of the subsidiaries. Because until recently the

Company’s has been focused on the completion and filing of the Form 10-K and First Quarter Form 10-Q and the completion of the internal investigation, no other estimates are available as of the time of this filing for the three months ended June 30, 2006.

At August 14, 2006 the Company has cash and cash equivalents of approximately $420,500, of which approximately $135,500 is restricted cash, being reserved for the October installment payment of the purchase price for the acquisition of one of the two acquired subsidiaries.

Smart Online, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2006	By:	/s/ Nicholas Sinigaglia
Nicholas Sinigaglia Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).